May 1, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Blackboxstocks Inc. Registration Statement on Form S-3 File No. 333-286553

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday May 5, 2025, or as soon thereafter as is practicable.

Please contact Jeff McPhaul with Winstead PC at (214) 745-5394 once the Registration Statement is declared effective.

BLACKBOXSTOCKS INC.

By:	/s/ Gust Kepler
Gust Kepler Chief Executive Officer